FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2018

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 30 May,2018

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 30 May 2018
Unilever N.V/PLC announce Consent Solicitations

Exhibit 99

Unilever N.V. and Unilever PLC announce Consent Solicitations

London/Rotterdam, 30 May 2018 -

Unilever N.V. ("NV") and Unilever PLC ("PLC") (each, an "Issuer" and together, the "Issuers") today announce invitations to holders of the outstanding notes listed in the table below (each a "Series" and together, the "Notes") to consent to certain modifications of the terms and conditions (the "Conditions") of the relevant Series and related programme documents in connection with the proposed simplification of the dual-parent structure of the Unilever Group (being NV, PLC and their group companies) under a new single parent company, New NV, by approving an extraordinary resolution of the holders of such Series (an "Extraordinary Resolution"), all as further described in the Consent Solicitation Memorandum prepared by the Issuers dated 30 May 2018 (the "Consent Solicitation Memorandum" and each such invitation in respect of a Series, a "Consent Solicitation"). Capitalised terms used in this notice and not otherwise defined shall have the meanings given to them in the Consent Solicitation Memorandum.

Issuer	Guarantor	ISIN	Description	Principal amount outstanding(1)
NV	PLC, UNUS	XS1403010512	€300,000,000 0.000 per cent. Notes due April 2020	€300,000,000
NV	PLC, UNUS	XS0957258212	€750,000,000 1.750 per cent. Notes due August 2020	€750,000,000
NV	PLC, UNUS	XS1654191623	€500,000,000 0.000 per cent Notes due July 2021	€500,000,000
NV	PLC, UNUS	XS1178970106	€750,000,000 0.500 per cent. Notes due February 2022	€750,000,000
NV	PLC, UNUS	XS1566100977	€600,000,000 0.375 per cent. Notes due February 2023	€600,000,000
NV	PLC, UNUS	XS1241577490	€500,000,000 1.000 per cent. Notes due June 2023	€500,000,000
NV	PLC, UNUS	XS1769090728	€500,000,000 0.500 per cent. Notes due August 2023	€500,000,000
NV	PLC, UNUS	XS1403014936	€500,000,000 0.500 per cent. Notes due April 2024	€500,000,000
NV	PLC, UNUS	XS1654192191	€650,000,000 0.875 per cent. Notes due July 2025	€650,000,000
NV	PLC, UNUS	XS1769090991	€700,000,000 1.125 per cent. Notes due February 2027	€700,000,000
NV	PLC, UNUS	XS1566101603	€600,000,000 1.000 per cent. Notes due February 2027	€600,000,000
NV	PLC, UNUS	XS1403015156	€700,000,000 1.125 per cent. Notes due April 2028	€700,000,000
NV	PLC, UNUS	XS1654192274	€750,000,000 1.375 per cent. Notes due July 2029	€750,000,000
NV	PLC, UNUS	XS1769091296	€800,000,000 1.625 per cent. Notes due February 2033	€800,000,000
PLC	NV, UNUS	XS1560644830	£350,000,000 1.125 per cent. Notes due February 2022	£350,000,000
PLC	NV, UNUS	XS1684780031	£250,000,000 1.375 per cent. Notes due September 2024	£250,000,000
PLC	NV, UNUS	XS1684780205	£250,000,000 1.875 per cent. Notes due September 2029	£250,000,000

(1)   Notes of any Series which are held by or on behalf of the relevant Issuer, the Guarantors or any Group Company (as defined in the Applicable Trust Deed), in each case as beneficial owner, are deemed not to be outstanding.

Early Participation Fee

Pursuant to each Consent Solicitation, each Noteholder who validly submits a Consent Instruction in favour of the relevant Extraordinary Resolution by the Early Instruction Deadline may be eligible to receive an Early Participation Fee.

Each Noteholder from whom a valid Consent Instruction in favour of the relevant Extraordinary Resolution is received by the Tabulation Agent by 4.00 p.m. (London time) on 13 June 2018 (such time and date with respect to each Series, as the same may be extended, the "Early Instruction Deadline") will be eligible to receive payment of an amount equal to 0.05 per cent. of the principal amount of the Notes that are the subject of such Consent Instruction (the "Early Participation Fee").

Noteholders may continue to submit Consent Instructions after the Early Instruction Deadline and up to the Expiration Deadline or attend the Meetings but such Noteholders will not be eligible to receive the Early Participation Fee in respect of those Consent Instructions.

Subject to the satisfaction of the Fee Conditions described below, the Payment Date for the Early Consent Fee will be no later than the fifth Business Day following the date of the relevant Shareholder Meeting, which is expected to be held in Q3 2018.

Background to the Consent Solicitations

On 15 March 2018, Unilever announced the next steps in its transformation into a simpler, more agile and more focused business. The proposed Simplification will provide greater flexibility for strategic portfolio change and help drive long-term performance. Simplification will introduce a single holding company, New NV, with one class of shares and a global pool of liquidity.

Following Simplification, the Unilever group will produce a set of consolidated accounts for New NV and its subsidiaries (the "Consolidated Accounts"). Each of PLC and New Sub will produce standalone entity financial statements (the "Entity Accounts"), which are not consolidated accounts. The Entity Accounts together with the Consolidated Accounts are referred to as the "Accounts".

In conjunction with Simplification, Unilever intends to simplify its debt structure by seeking approval from the relevant Noteholders of the Proposed Amendments. Unilever is seeking approval by the Noteholders of (i) the substitution of New NV as issuer of the Notes, with a guarantee provided by the retiring issuer (New Sub (as successor to NV) or PLC, as the case may be), in addition to the existing guarantees which will remain in force, and (ii) such other consequential amendments to the relevant Conditions in order to facilitate such substitution.

If Noteholders of any Series of Notes do not approve the Proposed Amendments, Unilever intends to transfer the listing of such Series of Notes to a multi-lateral trading facility such as the Global Exchange Market (the "GEM") in Ireland. Implementation of the Proposed Amendments and/or a transfer of the listing of the Notes to a multi-lateral trading facility would enable Unilever to produce the Accounts as discussed above. It is not practicable or desirable to retain the Notes at the current NV and PLC level post-Simplification if they remain admitted to trading on a regulated market as this would result in an unduly onerous requirement, which Unilever group has never previously had, to produce separate consolidated accounts for each of New Sub (as successor to NV) and PLC in addition to the Accounts.

It is intended that new debt issued pursuant to Unilever's European debt issuance programme will have (i) New N.V. as issuer and (ii) the benefit of guarantees by New Sub, PLC and UNUS. The intended consequence of the Proposed Amendments is that Notes of each Series will be structured in the same manner. For the avoidance of doubt, Unilever Capital Corporation will remain issuer in respect of notes currently outstanding from Unilever's SEC-registered shelf and these notes will also benefit from an additional guarantee provided by New NV in due course.

For the avoidance of doubt, the outcome of the Consent Solicitations will have no impact on the timing or process of Simplification.

Key Terms and Conditions of the Consent Solicitations

Proposed Amendments

The purpose of each Consent Solicitation is to modify the Conditions of the relevant Series and the related documents as described below and as more fully set out in the Consent Solicitation Memorandum (the "Proposed Amendments").

Noteholders are requested to approve the following:

In respect of Notes issued by NV and PLC:

●        The substitution of New NV in place of NV or PLC, as the case may be, as the relevant Issuer of the Notes (the "Substitution");

●        Amendments to the definition of "Unilever Group" in the relevant terms and conditions, such that "Unilever Group" is defined as New NV and its subsidiaries (including PLC and New Sub) and "Group Company" is construed accordingly by reference to the amended Unilever Group definition;

●        Consequential amendments to the terms and conditions of the relevant Notes to reflect the new group structure following Simplification and the Dutch Merger.

In addition, in respect of Notes issued by NV only:

●        A new guarantee by Unilever International Holding B.V. (being the successor entity of NV pursuant to the Dutch Merger) ("New Sub").

In addition, in respect of Notes issued by PLC only:

●        A new guarantee by PLC (together with New Sub in this context, the "New Guarantors");

●        Updates to the existing guarantee by NV to replace references to NV with New Sub (being the successor entity of NV pursuant to the Dutch Merger).

For the avoidance of doubt, the existing guarantees under the relevant Notes will remain in full force and effect at all times.

The intended consequence of the Proposed Amendments is that Notes of each Series will have (i) New N.V. as Issuer and (ii) the benefit of joint and several guarantees from each of PLC, New Sub and UNUS.

The Proposed Amendments will be implemented pursuant to a Supplemental Trust Deed, the forms of which are set out in Schedules I and II to Annex I of the Consent Solicitation Memorandum subject to satisfaction of the Implementation Conditions listed below, which include the successful completion of Simplification on the Simplification Date.

Fee Conditions

Payment of the Early Participation Fee will be conditional on:

(a)        the relevant Consent Solicitation not having been terminated;

(b)        the passing of the relevant Extraordinary Resolution; and

(c)        the passing of the relevant Shareholder Resolutions,

(together, the "Fee Conditions")

Conditions to Implementation

The implementation of the Proposed Amendments in respect of each Series will be conditional on:

(a)        the relevant Consent Solicitation not having been terminated;

(b)        the passing of the relevant Extraordinary Resolution;

(c)        the successful completion of Simplification on the Simplification Date; and

(d)        the agreement of (i) New NV to assume all obligations of the relevant Issuer as issuer in respect of the Notes; and (ii) the relevant New Guarantor to agree to provide the New Guarantee in respect of the Notes, in each case pursuant to a Supplemental Trust Deed,

(together, the "Implementation Conditions").

For the avoidance of doubt, there is no inter-conditionality between the Extraordinary Resolutions in respect of any Series.

The relevant Issuer will announce the results of each Meeting and whether the relevant Extraordinary Resolution has been passed as soon as reasonably practicable after the relevant Meeting. If the relevant Extraordinary Resolution has been passed, the relevant Issuer will announce the satisfaction (or otherwise) of the Fee Conditions as soon as reasonably practicable on or after the date of the relevant Shareholder Meeting. If the Fee Conditions have been satisfied, the relevant Issuer will announce the satisfaction (or otherwise) of the other Implementation Conditions relating to that Extraordinary Resolution and implementation of the Proposed Amendments as soon as reasonably practicable on or after the Simplification Date.

Meetings

A notice (the "Notice") convening the Meetings to be held at the offices of Linklaters LLP, One Silk Street, London EC2Y 8HQ on 26 June 2018 has been given to Noteholders in accordance with the Conditions on the date of the Consent Solicitation Memorandum.

The initial Meeting (in respect of the April 2020 Notes) will commence at 9.30 a.m. (London time), with subsequent Meetings in respect of each other Series (in chronological order of scheduled maturity date of Notes issued by NV and then Notes issued by PLC) being held at 5 minute intervals thereafter or after the completion of the preceding Meeting (whichever is later).

General

The relevant Issuer may, at its option and in its sole discretion, extend, or waive any condition of, any Consent Solicitation at any time and may amend or terminate such Consent Solicitation at any time (subject in each case to applicable law and the relevant Meeting Provisions, and provided that no amendment may be made to the terms of the relevant Extraordinary Resolution). Details of any such extension, waiver, amendment or termination will be announced as promptly as practicable after the relevant decision is made.

Indicative Timetable

Set out below is an indicative timetable showing one possible outcome for the timing of the Consent Solicitations, which will depend, among other things, on timely receipt (and non-revocation) of instructions, the rights of the relevant Issuer (where applicable) to extend, waive any condition of, amend and/or terminate any Consent Solicitation (other than the terms of the relevant Extraordinary Resolution) and the passing of each Extraordinary Resolution at the initial Meeting for the relevant Series. Accordingly, the actual timetable may differ significantly from the timetable below.

Event

Announcement of Consent Solicitations

Announcement of Consent Solicitations	30 May 2018
Early Instruction Deadline
Deadline for receipt by the Tabulation Agent of valid Consent Instructions from Noteholders for such Noteholders to be eligible to receive the Early Participation Fee	4:00 p.m. (London time) on 13 June 2018
Expiration Deadline
Final deadline for receipt by the Tabulation Agent of valid Consent Instructions from Noteholders for such Noteholders to be represented at the relevant Meeting	9:30 a.m. (London time) on 22 June 2018
This will also be the deadline for making any other arrangements to attend or be represented or to vote at any Meeting
However, Noteholders making such other arrangements or submitting Consent Instructions after the Early Instruction Deadline will not be eligible to receive the Early Participation Fee
Meetings
Meetings to be held at the offices of Linklaters LLP, One Silk Street, London EC2Y 8HQ	From 9:30 a.m. (London time) on 26 June 2018
Announcement of results of Meetings
Announcement of the results of the Meetings and whether the Extraordinary Resolutions have been passed	As soon as reasonably practicable after the Meetings
Shareholder Meetings
Meetings to be held by each of NV and PLC to approve the Shareholder Resolutions	Expected to be held in Q3 2018
Announcement of satisfaction of Fee Conditions
If the relevant Extraordinary Resolution is passed, announcement of satisfaction (or otherwise) of the Fee Conditions	As soon as reasonably practicable on or after the date of the relevant Shareholder Meeting
Payment Date
Subject to the satisfaction of the Fee Conditions, payment of the Early Participation Fee	No later than the fifth Business Day following the date of the relevant Shareholder Meeting
Simplification Date
The date on which Simplification is completed	Expected to be before the end of 2018
If the relevant Extraordinary Resolutions are passed and the other Implementation Conditions are satisfied, the date on which the Supplemental Trust Deeds will be executed and the Proposed Amendments effected

As soon as reasonably practicable on or after the Simplification Date
Announcement of Simplification, satisfaction of the Implementation Conditions and Implementation of the Proposed Amendments
If the relevant Extraordinary Resolution is passed, announcement of the satisfaction (or otherwise) of the Implementation Conditions relating to the relevant Extraordinary Resolution and implementation of the relevant Proposed Amendments delivered to the Clearing Systems for communication to the Direct Participants

As soon as reasonably practicable on or after implementation of the Proposed Amendments

If the necessary quorum for any Extraordinary Resolution is not attained, the relevant meeting will be adjourned and the adjourned Meeting held as soon as reasonably practicable at such time as will be notified to Noteholders in accordance with the Conditions and the Meeting Provisions. If the relevant Extraordinary Resolution is passed at such adjourned Meeting, the relevant modifications to the Conditions and the Applicable Trust Deed described in the Consent Solicitation Memorandum will, subject to the satisfaction (or otherwise) of the Implementation Conditions, be implemented following Simplification.

Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold their Notes when such intermediary would need to receive instructions from a Noteholder in order for such Noteholder to participate in, or (in the limited circumstances in which revocation is permitted) to validly revoke their instruction to participate in, the relevant Consent Solicitation(s) and/or the relevant Meeting(s) by the deadlines specified above. The deadlines set by any such intermediary and each Clearing System for the submission and (where permitted) revocation of Consent Instructions will be earlier than the relevant deadlines above.

Further Information

A complete description of the terms and conditions of the Consent Solicitations is set out in the Consent Solicitation Memorandum. A copy of the Consent Solicitation Memorandum is available to eligible persons upon request from the Tabulation Agent.

Before making a decision with respect to the Consent Solicitations, Noteholders should carefully consider all of the information in the Consent Solicitation Memorandum and, in particular, the risk factors described in the section entitled "Certain Considerations relating to the Consent Solicitations"

Further details about the transaction can be obtained from:

The Solicitation Agents

Deutsche Bank AG, London BranchWinchester House1 Great Winchester StreetLondon EC2N 2DBUnited Kingdom	HSBC Bank plc8 Canada SquareLondon E14 5HQUnited Kingdom	UBS Limited5 Broadgate London EC2M 2QS United Kingdom
Telephone: +44 20 7545 8011Attention: Liability Management Group	Telephone: +44 20 7992 6237Attention: Liability Management Groupemail: LM_EMEA@hsbc.com	Telephone: +44 20 7568 2133Attention: Liability Management Groupemail: ol-liabilitymanagement-eu@ubs.com

Copies of the Consent Solicitation Memorandum can be obtained from, and requests for information in relation to the procedures for participating in the Consent Solicitations, and the submission of a Consent Instruction should be directed to:

Tabulation Agent

Lucid Issuer Services Limited

Tankerton Works

12 Argyle Walk

London

WC1H 8HA

United Kingdom

Tel: +44 20 7704 0880
Fax: +44 20 7067 9098
Attention: Paul Kamminga/Arlind Bytyqi
email: unilever@lucid-is.com

DISCLAIMER This announcement must be read in conjunction with the Consent Solicitation Memorandum. This announcement and the Consent Solicitation Memorandum contain important information which should be read carefully before any decision is made with respect to the relevant Proposed Amendments. If any Noteholder is in any doubt as to the action it should take or is unsure of the impact of the implementation of the relevant Proposed Amendments or the relevant Extraordinary Resolution to be proposed at the relevant Meeting, it is recommended to seek its own financial and legal advice, including as to any tax and legal consequences, from its broker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the relevant Consent Solicitation.

None of the Solicitation Agents, the Tabulation Agent, the Issuers, nor any director, officer, employee, agent or affiliate of any such person, is acting for any Noteholder, or will be responsible to any Noteholder for providing any protections which would be afforded to its clients or for providing advice in relation to the relevant Consent Solicitation, and accordingly none of the Solicitation Agents, the Tabulation Agent, the Issuers, nor any director, officer, employee, agent or affiliate of, any such person makes any recommendation whether Noteholders should participate in the relevant Consent Solicitation.

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements related to underlying sales growth and underlying operating margin. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever's business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

IMPORTANT INFORMATION IN RESPECT OF SIMPLIFICATION

The below disclaimer relates only to, and is included in relation only to, Simplification.

This announcement is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the "Securities Act"), or an exemption therefrom.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

No solicitation will be made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

This announcement does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended.